Valvoline 100 Valvoline Way Lexington, KY 40509 Tel: 859 357-2591, Fax: 859 357-2626 jmodaniel@valvoline.com valvoline.com
Julie M. O’Daniel Senior Vice President, General Counsel and Corporate Secretary

November 17, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valvoline Inc.
Registration Statement on Form S-4
Filed with the Securities and Exchange Commission on the Date Hereof

Ladies and Gentlemen:

Valvoline Inc., a Kentucky corporation (the “Company”), filed a registration statement on Form S-4 on November 17, 2017 (the “Registration Statement”), with respect to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of $375,000,000 aggregate principal amount of the Company’s 5.500% Senior Notes due 2024 (the “2024 Exchange Notes”) and $400,000,000 of the Company’s 4.375% Senior Notes due 2025 (the “2025 Exchange Notes” and, together with the 2024 Exchange Notes, the “Exchange Notes”), in connection with the offers by the Company to exchange (the “Exchange Offers”) its 2024 Exchange Notes and 2025 Exchange Notes for all outstanding unregistered 5.500% Senior Notes due 2024 (the “2024 Restricted Notes”) and all outstanding unregistered 4.375% Senior Notes due 2025 (the “2025 Restricted Notes” and, together with the 2024 Restricted Notes, the “Restricted Notes”), respectively. The associated filing fee for the Registration Statement in the amount of $96,487.50 is on deposit with the Securities and Exchange Commission.

The Company makes the following representations in connection with the Registration Statement:

1.    The Company is registering the Exchange Offers in accordance with interpretations by the staff of the Securities and Exchange Commission enunciated in interpretive letters such as those addressed to Exxon Capital Holdings Corporation (available May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated (available June 5, 1991), Shearman & Sterling (available July 2, 1993) and Brown & Wood LLP (available February 7, 1997).

2.    The Company and its affiliates have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offers and to the best of the Company’s information and belief, each person participating in the Exchange Offers is acquiring the Exchange Notes in its ordinary course of business, and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the Exchange Notes to be received in the Exchange Offers. Each tendering holder will be required to represent the foregoing in the letter of transmittal constituting part of the Exchange Offers (the “Letter of Transmittal”) (see paragraph 5 below).

3.    The Company will make each person participating in the Exchange Offers aware, through the prospectus included in the Registration Statement (the “Prospectus”), that any person who uses the Exchange Offers to participate in a distribution of the Exchange Notes (1) cannot rely on the position of the Commission Staff enunciated in the Exxon Capital Letter or similar letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes. See “The Exchange Offers—Resale of Exchange Notes” in the Prospectus. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

4.    The Company will make each person participating in the Exchange Offers aware, through the Prospectus, that any broker-dealer who acquired Restricted Notes for its own account and as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for the Restricted Notes pursuant to the Exchange Offers, may be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act, which may be the Prospectus, as supplemented and amended from time to time, in connection with any resale of the Exchange Notes. See “Plan of Distribution” in the Prospectus.

5.    The Company will include in the Letter of Transmittal the following provisions (see pages 4 and 5 of Exhibit 99.1 to the Registration Statement):

“The undersigned specifically represent(s) to Valvoline that:

•	it is not an affiliate of Valvoline within the meaning of Rule 405 of the Securities Act or, if it is such an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act, to the extent applicable;

•	it is not participating, and it has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the Exchange Notes in violation of the provisions of the Securities Act;

•	if it is a broker-dealer, it has not entered into any arrangement or understanding with Valvoline or any of Valvoline’s affiliates to distribute the Exchange Notes;

•	it is acquiring the Exchange Notes in the ordinary course of its business; and

•	it is not acting on behalf of any person or entity that could not truthfully make these representations.

If the exchange offeree is a broker-dealer holding Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Restricted Notes pursuant to the exchange offers.

If the undersigned is a broker-dealer that will receive Exchange Notes for its own account in exchange for Restricted Notes, it acknowledges and represents that (i) such outstanding Restricted Notes were acquired by it as a result of market-making activities or other trading activities and (ii) it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, the undersigned will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.”

[Signature Page Follows]

Very truly yours,

Valvoline Inc.

By:	/s/ Julie M. O’Daniel
Name:	Julie M. O’Daniel
Title:	Senior Vice President, General Counsel
and Corporate Secretary